

Banco de Chile
Earnings Report 1Q20

Key Highlights

'The first months of 2020 have been tougher than expected. From the financial viewpoint, we reached a bottom line of Ch$137 Bn. equivalent to a 16% ROAE. Both customer and non-customer income were crucial for this accomplishment. Customer income continued to grow reasonably, fostered by fee-based income, income from loans and revenues from the Sales & Structuring desk. Non-customer income was boosted by higher than expected inflation of 1% in the 1Q20 when compared to nil inflation in the 1Q19. Our whole top line enabled us to overcome the initial effects of Covid-19 on our P&L, as reflected by an annual increase in risk expenses resulting from higher loans loss allowances in the wholesale segment that pursued to afford expected deterioration in customers' financial condition and, to a lesser degree, in the retail banking segment aimed at facing the effect of higher delinquency as a result of mobility restrictions adopted by the Government to fight the outbreak. From the balance sheet perspective, in the 1Q20 we grew 2.8% QoQ in total loans, primarily fostered by commercial loans to large companies and corporations. Also, our demand deposits increased 4.8% QoQ, which demonstrates that in periods of high volatility customers look for safer instruments and sound institutions where saving their funds.

As mentioned, in the 1Q20 our business and bottom line began to display the early effects of Covid-19. Even though the impact of the pandemic on the local banking business may not be predicted yet, since it will depend on its length and depth, we acknowledge that Covid-19 should negatively affect some sources of revenues over the next quarters given the prevailing interest rate scenario, inflation expectations and lower transactionality. However, we firmly believe that our strong fundamentals, together with the measures taken by main Chilean financial authorities should make the difference when dealing with this challenging time. In our view, the liquidity package introduced by the Central Bank, coupled with the governmental program of collateral funds for SMEs and middle market companies, should begin to bring fruits in terms of loan growth. In this regard, we are participating from the very beginning in this program in pursuit of supporting our SMEs and middle market customers while being very active in rescheduling consumer and mortgage loans installments in personal banking. In tough times, we will always stand by our customers'.

Eduardo Ebensperger-CEO

+2.8%
QoQ Loan Book Expansion

Total loans increased 2.8% QoQ in the 1Q20, based on loans granted to high-quality corporate customers in order to provide them with liquidity amid the Covid-19 outbreak.

+4.8%
QoQ Increase in DDAs

In a context of high uncertainty, individuals and companies have increasingly preferred our current accounts to save their funds.

~248,000
Customers Rescheduled Lending Operations

During the 1Q20, BCH rescheduled consumer and mortgage operations as a support for approximately 21% of its retail borrowers.

Financial Snapshot 2020

(In billions of Ch$)



Net Income
34.8%
102
23.6
44.9
(36.4)
0.5
2.7
137
Customer Income
Non-customer Income
Loan Loss Prov.
Op. Expenses
Income tax & Others
1Q19
1Q20

2020 Ratios	
ROAE	16.2%
NIM	4.1%
LLP / Avg. Loans	1.7%
Efficiency Ratio	42.9%
TIER I Ratio	10.6%

National Support Plan
For Individuals and SME Customers

Business Continuity
~9,500 people working remotely
(72% remote working 28% in office)

Teleton
Successful first digital fundraising campaign in the 1Q20

Ch$3,646 Bn.
Quarterly Origination of Commercial Loans in the1Q20 (+24% YoY)

+21.3%
Annual increase in fee income (5% QoQ increase)

42.9%
The Best Efficiency ratio over the last years (46% Industry)

#1 Top of Mind
In the Chilean Banking Industry during the 1Q20 (according to CFK Adimark)

#1 in AUM
Banchile Mutual Funds held a market share of 23.9% as of March 2020

#1 in NPS
BCH ranked first in Service Quality among main peers in 1Q20

Financial Snapshot 1Q20

(In billions of Ch$)

Net Income

$137


1Q20
137
4Q19
147
1Q19
102

In the 1Q20, our **net income** totalled Ch$136.9 Bn., showing a 34.8% YoY increment. This behaviour was mainly supported by a 15.4% increase in our top line, which was fostered by customer and non-customer income. The higher revenues were partly cancel out by the establishment of higher reserves in order to face the impact of the Covid-19 outbreak on expected credit losses.

Operating Revenues

$513


1Q20
513
4Q19
530
1Q19
445

Operating revenues totalled Ch$513.1 Bn. during the 1Q20 and increased Ch$68.5 Bn. YoY (or 15.4%). This figure was mainly explained by higher non-customer income growing Ch$44.9 Bn. YoY as we benefited from higher inflation when compared to the 1Q19. Customer income also improved Ch$23.6 Bn. YoY, primarily as a result of higher fee income.

Provisions for Loan Losses

$126


1Q20
126
4Q19
101
1Q19
89

During the 1Q20, **loan loss provisions** went up by Ch$36.4 Bn. when compared to the 1Q19, equivalent to a YoY advance of 40.8%. This figure was boosted by the effect of the 13.6% YoY depreciation of the Ch$, loan growth and a less favourable economic scenario due to the early phases of Covid-19 and its consequences on both economic activity and the labour market. These dynamics caused a credit quality deterioration that affected the wholesale and, to a lesser degree, the retail banking segment during this quarter.

Operating Expenses

$220


1Q20
220
4Q19
237
1Q19
221

Operating expenses remained almost flat when compared to the 1Q19 by decreasing Ch$0.5 Bn. This behaviour was driven by lower personnel expenses during this quarter, effect that was offset by a moderate YoY increase in administrative expenses. As a result, our efficiency ratio improved on a YoY basis and reached 42.9% in the 1Q20, which was 624 bps. lower than the 1Q19.

Total Loans

$30,863


1Q20
30,863
4Q19
30,019
1Q19
28,186

Our **Total Loans** increased 9.5% YoY and 2.8% QoQ by amounting Ch$30,863 Bn. in the 1Q20. Even though the YoY growth was equally distributed within our banking segments, the wholesale banking segment contributed with an 8.0% increment on a QoQ basis. In fact, amid the Covid-19 scenario, most of the loan growth had to do with commercial loans granted to the Corporate and Middle Market banking units. Instead, consumer loans had reflected the slowdown in household consumption driven by lower consumer confidence and a less favorable labor market.

Economic Outlook

GDP Growth
(YoY)


1.4
1.8
3.4
-2.1
-0.1
1Q19
2Q19
3Q19
4Q19
1Q20

CPI & Unemployment Rate
(YoY, %)


7.2
7.3
7.3
7.1
8.2
2.0
2.3
2.1
3.0
3.7
1Q19
2Q19
3Q19
4Q19
1Q20
CPI
Unemployment

Loan Growth[1,2]
(12m% change as of Mar20, in real terms)


11.7%
9.0%
8.0%
8.3%
8.3%
7.8%
7.4%
7.3%
6.8%
7.1%
6.3%
7.2%
7.2%
7.1%
7.1%
5.7%
6.2%
4.8%
4.3% (3)
0.4% (3)
1Q19
2Q19
3Q19
4Q19
1Q20
Total Loans
Commercial
Mortgage
Consumer

(1) Figures do not include operations of subsidiaries abroad.
(2) 12-month real growth adjusted by the effect of the consolidation of CMR and Presto credit card loans for months before Dec-18.
(3) 2.5% YoY growth and 1.5% YoY decrease in the 4Q19 and 1Q20, respectively, adjusted by the effect of the acquisition of Santander Consumer Chile by Santander.

The global economy has materially deteriorated year to date. As a result of the covid-19 spread, most political authorities have implemented strict lockdowns, in order to reduce the contagion rate. As a result, global economic activity plummeted while unemployment has sharply increased across most economies. Based on this evidence, the IMF drastically reduced the 2020 Global GDP growth forecast to -3.0%, from the 3.3% estimated just four months earlier.

Undoubtedly, developments in external conditions will negatively impact the Chilean economy. Despite the contraction seen in 4Q19 (due to the social unrest) the economy beat market expectations in February 2020 by showing some signs of recovery. Nonetheless, monthly GDP index decreased 3.5% YoY in March 2020, reflecting the first effects of the Covid-19 outbreak. Accordingly, the local economy contracted -0.1% YoY in the 1Q20.

In order to mitigate the depth and length of the downturn, the local financial authorities have taken several measures. On the fiscal side, the government announced a comprehensive package that includes social spending, financial support to unemployed people and temporary tax reliefs. From the monetary perspective, the Central Bank reduced the monetary policy interest rate to 0.5%, from 1.75% in December 2019. The Central Bank also deployed an array of mechanisms aimed at facilitating lending from banks to individuals and companies while ensuring the functioning of the whole financial market. Some of these measures include the purchase of bank bonds; Lending Facilities Conditional on loan growth (FCIC); a Liquidity Credit Line (LCL) and temporary easing of liquidity requirements. Additionally, the Financial Market Commission postponed the implementation of Basel III to 2021 while introducing a temporary treatment for renegotiated loans. A successful implementation of these measures should contribute to reduce the deterioration in economic activity and unemployment.

In this environment, a temporary recession is likely. According to the Central Bank's Economic Expectations Survey, analysts forecast a 2.2% GDP contraction this year, but a recovery to 3.0% in the next year. A similar scenario is implied in the IMF base scenario, since it expects that the GDP to improve to 5.3% in 2021, after dropping by 4.5% this year. Beyond the difference in numbers, there is a consensus about the positive performance expected for Chile in the future, relative to other countries. On inflation, the market anticipates a slight decrease from the 3.7% in March 2020 (12-month) to 2.5% by the end of this year, in a context where the Central Bank is expected to maintain the interest rate at 0.5% until mid-2021.

The banking industry reached a 9.0% annual growth in total loans as of Mar20. Most of this advance had to do with a solid 11.7% YoY growth in commercial loans, mainly backed by the new credit originated in the 1Q20, some of them financed with the above-mentioned FCIC, in order to support SMEs and middle market companies facing liquidity shortfalls originated from the Covid-19. On the other hand, consumer loans continued to be affected by the weaker scenario and a deteriorated demand for loans from individuals as reflected by a 12-month increment of 0.4%. Lastly, mortgage loans grew 8.3%, which was in line with previous quarters.

Regarding net income, the industry posted a bottom line of Ch$657.1 Bn. in the 1Q20, which denotes an increase of Ch$26.8 Bn. or 4.3% YoY. This performance was explained by higher operating revenues (+Ch$421.1 Bn.) mainly associated with the positive contribution of the inflation effect. This effect was offset by: (i) higher credit risk expenses (+Ch$310.7 Bn.), (ii) an annual increase in OpEx (+Ch$51.1 Bn.) and (iii) income tax growing Ch$17.5 Bn. YoY.

Operating Revenues

Operating Revenues
(In billions of Ch$)

	Quarters		Change	
	1Q19	1Q20	$	%
Net Interest Income	301.0	349.7	+48.7	+16.2 %
Net Fees and Commissions	103.4	125.5	+22.1	+21.3 %
Net Financial Operating Income	8.6	9.2	+0.6	+6.9 %
Foreign Exchange Transactions	16.1	19.4	+3.3	+20.2 %
Other Operating Income	15.5	9.4	(6.1)	(39.5)%
Total	**444.6**	**513.1**	**+68.5**	**+15.4 %**

Customer / Non Customer Income
(In billions of Ch$)



+15.4%
445
538
502
530
513
61
136
89
113
106
384
402
413
417
407
1Q19
2Q19
3Q19
4Q19
1Q20
Customer Income
Non-Customer Income

Operating Margin
Operating Revenues/Avg. Interest Earning Assets



5.59%
6.67%
6.07%
6.18%
5.94%
5.05%
5.61%
5.43%
5.42%
5.14%
BCH
Industry
1Q19
2Q19
3Q19
4Q19
1Q20

Our operating revenues totaled Ch$513.1 Bn. in the 1Q20, improving Ch$68.5 Bn. when compared to the 1Q19. Unlike previous quarters, this figure was mainly supported by a strong advance in non-customer income amounting to Ch$44.9 Bn. when compared to the 1Q19, or 73.8% YoY. Customer income supplemented this behavior by growing Ch$23.6 Bn. YoY or 6.2%.

The main factors behind this behavior were, as follows:

- A YoY increment of Ch$52.5 Bn. in revenues from ALM mainly explained by the contribution of our UF net asset exposure as a result of 1.02% UF variation in the 1Q20, which was considerably higher than the zero inflation seen in the 1Q19.
- Higher revenues coming from fees and commissions by Ch$22.1 Bn., which translated into a 21.3% YoY growth. This figure was mostly attributable to: (i) a YoY advance of Ch$20.1 Bn. in insurance brokerage fees driven by the joint venture materialized in the second quarter of 2019 and by a YoY increase of 4.8% in written premiums, and (ii) a Ch$1.0 Bn. YoY growth in fees from mutual funds management, explained by an increment of 29.0% in assets under management in the 1Q20 when compared to a year ago.
- A Ch$21.0 Bn. YoY increase in revenues related to the USD position by which we hedge USD-denominated liabilities and expenses, as a consequence of a 13.6% depreciation of the Ch$ in the 1Q20 as compared to the 2.0% appreciation posted in the 1Q19.
- An increase of Ch$7.6 Bn. from treasury activities, mostly attributable to higher results from trading and AFS portfolio by Ch$6.2 Bn. YoY. This performance was concentrated in March 2020, as we benefited from decreases in local and foreign interest rates following sharp cuts in reference rates across the globe, as exemplified by the 125 bps. cut in the monetary policy interest in Chile, in response to Covid-19. Furthermore, our Sales & Structuring unit posted a YoY increase of Ch$1.4 Bn. based on an increased activity of our clients in FX transactions.
- Income from loans rising Ch$2.2 Bn. when compared to 1Q19 related to the 7.4% YoY expansion in average loan balances. This performance was mostly explained by a YoY increase of 10.1% in retail banking loans, which allowed us to overcome the negative impact of a decrease in lending spreads of mortgage loans, influenced by higher refinancing of long-term credits since the second half of 2019 due to low interest rates in that period.

These factors were partly counterbalanced by:

- Negative results from CVA/DVA for derivatives by Ch$12.2 Bn., from a net loss of Ch$2.2 Bn. in the 1Q19 to a net loss of Ch$14.3 Bn. in the 1Q20. This was partly explained by a soaring credit spreads, following the volatility observed in financial markets due to Covid-19, which resulted in increased probabilities of default of our counterparties.
- A YoY decline of Ch$11.3 Bn. in net financial income from subsidiaries. This was mainly attributable to our securities brokerage subsidiary that suffered the negative effect of higher credits spreads on its fixed-income portfolio.
- A YoY contraction of Ch$6.1 Bn. in other operating revenues, largely explained by: (i) a YoY decrease of Ch$ 3.2 Bn. related to the release of non-credit related allowances in 2019, and (ii) lower income from the sale of assets received lieu of payments by approximately Ch$3.1 Bn. YoY
- Lower contribution from demand deposits to our funding by nearly Ch$2.0 Bn. YoY. This figure was explained by reduced interest rates in both the local and the offshore markets.

Loan Loss Provisions & Allowances

Loan Loss Provisions & Allowances
(In billions of Ch$)

	Quarters		Change	
	1Q19	1Q20	$	%
Loan Loss Allowances				
Initial Allowances	**(607.1)**	**(685.4)**	**(78.3)**	**+12.9 %**
Charge-offs	78.1	107.8	+29.6	+37.9 %
Provisions established, net	(100.5)	(128.2)	(27.7)	+27.6 %
Final Allowances	**(629.4)**	**(705.9)**	**(76.5)**	**+12.1 %**
Provisions Established	**(100.5)**	**(128.2)**	**(27.7)**	**+27.6 %**
Prov. Financial Guarantees	(0.8)	(7.1)	(6.3)	+817.3 %
Recoveries	12.1	9.8	(2.3)	(19.3)%
Loan Loss Provisions	**(89.2)**	**(125.6)**	**(36.4)**	**+40.8 %**
Credit Quality Ratios				
Allowances / Total loans	2.23%	**2.29%**		**+6bp**
Allowances / Total Past Due	1.90x	**1.64x**		**(0.26)x**
Provisions / Avg. Loans	1.27%	**1.67%**		**+40bp**
Charge-offs / Avg. Loans	1.12%	**1.44%**		**+32bp**
Total Past Due / Total Loans	1.18%	**1.40%**		**+22bp**
Recoveries / Avg. Loans	0.17%	**0.13%**		**(4)bp**

Provisions / Average Loans


1.27%
1.15%
1.15%
0.96%
1.41%
1.23%
1.88%
1.37%
1.67%
1.66%
BCH
Industry
1Q19
2Q19
3Q19
4Q19
1Q20

Total Past Due / Total Loans


1.95%
1.98%
1.94%
1.92%
2.00%
2.07%
1.09%
1.18%
1.12%
1.17%
1.39%
1.40%
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
BCH
Industry

During 1Q20, loan loss provisions recorded a YoY expansion of Ch$36.4 Bn., rising from Ch$89.2 Bn. in the 1Q19 to Ch$125.6 Bn. in the 1Q20. Approximately 70% of this increment was associated with the wholesale banking segment, increasing Ch$25.7 Bn. YoY, while the remaining 30% was related to the retail banking segment, growing Ch$10.7 Bn. when compared to the 1Q19.

The main factors behind this increment were, as follows:

- A negative impact of Ch$15.4 Bn. YoY related to our USD denominated loan loss allowances as a result of a depreciation of 13.6% of the Ch$ this quarter, from an appreciation of 2.0% in the 1Q19 to a in the 1Q20.

- Loan loss provisions increasing Ch$11.9 Bn. due to increasing risk in the wholesale banking segment by explaining Ch$11.4 Bn. The behaviour portrayed by this segment was mainly a consequence of a less favourable economic backdrop due to Covid-19, since some of our wholesale clients have not been operating normally due to measures attempted to fight the pandemic since mid—March, which will affect their financial condition over the next months. Since most of these customers are evaluated on an individual basis for provisioning purposes, which poses a forward-looking approach.

  The retail banking segment, in turn, is mostly evaluated on a grouped-basis for provisioning purposes, which is based on a point-in-time or retrospective approach. For that reason, this segment reflected the negative effects of higher delinquency in risk expenses during the 1Q20, particularly due to the increase in less than 90 days overdue loans. This is a direct aftermath of the Covid-19 outbreak. In fact, mobility restrictions produced by lockdowns imposed in certain neighbourhoods, coupled with the temporary shutdown of some of our branches, turned loan collection less effective while affecting the payment behaviour of certain customers. Yet, the effect of these trends was almost entirely cancelled out by a high comparison base owing to higher LLPs in the 1Q19. It is important to note that the expected worsening in employment figures and GDP growth over the next quarters will be mitigated by easing measures adopted by the Financial Market Commission, in relation to the provisioning treatment of renegotiated loans for personal banking and SMEs.

- A YoY increase of Ch$9.1 Bn. in loan loss provisions as a consequence of loan growth. This effect was mostly concentrated in the retail banking segment, which grew Ch$8.6 Bn., in line with the YoY expansion of 10.1% in average loan balances posted in the 1Q20 by this segment. On the other hand, average balances in the wholesale banking segment grew 3.0% YoY only and, consequently, contributed with a YoY increment of Ch$0.5 Bn. in LLPs.

Based on the aforementioned, the LLPs to average loans ratio posted an increase of 40 bps., growing from 1.27% in the 1Q19 to 1.67% in the 1Q20. This ratio was almost the same figure than the ratio of 1.66% posted by the industry in the same period.

Operating Expenses

Operating Expenses
(In billions of Ch$)

	Quarters		Change	
	1Q19	1Q20	$	%
Personnel expenses	(113.6)	(107.0)	+6.5	(5.7)%
Administrative expenses	(79.0)	(82.7)	(3.7)	4.7 %
Depreciation and Amort.	(17.2)	(18.5)	(1.3)	7.4 %
Impairments	(0.0)	0.0	+0.0	-
Other Oper. Expenses	(11.1)	(12.1)	(1.0)	9.3 %
Total Oper. Expenses	**(220.8)**	**(220.3)**	**+0.5**	**(0.2)%**
Additional Information				
Op. Exp. / Op. Rev.	49.7%	42.9%		(674)bp
Op. Exp. / Avg. Assets	2.5%	2.1%		(39)bp
Headcount (#)	13,837	13,295		(3.9)%
Branches (#)	389	342		(12.1)%

Efficiency Ratio
Operating Expenses/Operating Revenues


51.3%
47.3%
47.8%
49.2%
46.0%
49.7%
43.0%
44.2%
44.7%
42.9%
BCH
Industry
1Q19
2Q19
3Q19
4Q19
1Q20

In the 1Q20 operating expenses recorded a slight decrease of Ch$0.5 Bn. when compared to the 1Q19, or 0.2% YoY. The main positive factor that caused this performance was:

- A Ch$6.5 Bn. YoY reduction in personnel expenses, falling from Ch$113.6 Bn. in the 1Q19 to Ch$107.0 Bn. in the 1Q20. This outcome was mainly explained by: (i) a decrease of Ch$6.3 Bn. YoY in variable compensation associated with a one-time release of a performance bonus allowance, and (ii) a reduction of Ch$1.4 Bn. in severance payments due to organizational changes during the 1Q19. These figures were partly counterbalanced by an increase in salaries and other benefits, which in turn was influenced by two opposite effects: (i) a YoY increase linked to the recognition of inflation effect on salaries, and (ii) an optimization of our organizational structure following synergies achieved by some of our business areas.

This effect was partly offset by:

- Higher administrative expenses by Ch$3.7 Bn., equivalent to a 4.7% growth when compared to the 1Q19. This behaviour was driven by: (i) a YoY rise of Ch$2.3 Bn. in expenses associated with maintenance of our ATMs given an enlarged nationwide network, minor upgrades made on buildings and higher costs related to outsourced maintenance and cleaning workforce (improved contractual conditions), (ii) a YoY increase of Ch$1.6 Bn. in IT and Communication expenses linked to higher costs on software licencing, maintenance and support in order to setup new laptops for Bank's staff that has been operating in a home office fashion since March 2020 as a result of the Covid-19 outbreak and mobility restrictions imposed by the government accordingly, and (iii) an increase of Ch$0.9 Bn. due to the implementation of the new service model for Personal and SME banking. These effects were partly offset by lower expenses in outsourced services by Ch$1.8 Bn. associated with the expiration of the contractual relationship held with outsourced sales force services that began to be internally developed.

- Depreciations and amortizations growing Ch$1.3 Bn. This figure was mainly related to the amortization of leases and intangibles assets associated with software disbursements made over the last year.

- An increase of Ch$1.0 Bn. in other operating expenses when compared to the 1Q19. This performance was influenced by two opposite effects: (i) higher loan loss provisions on cross border loans by nearly Ch$2.3 Bn, and (ii) an annual decrease of Ch$1.4 Bn. in assets received lieu of payments.

Based on the aforementioned effects on OpEx, in conjunction with the increase in operating revenues, our efficiency ratio remarkably improved 674 bp, from 49.7% in 1Q19 to 42.9% in 1Q20. This figure, as usual, positively compares to the 46.0% ratio posted by the industry.

Results by Business Segments

Income before Income Tax Contribution by Business Segment (%)


7.2%
-1.6%
37.0%
1Q20
57.4%
Retail Banking
Wholesale Banking
Treasury
Subsidiaries

Income before Income Tax Change by Business Segment
(In billions of Ch$)


+24.6%
169
136
12
19
1
63
54
97
62
-3
1Q19
1Q20
Retail Banking
Wholesale Banking
Treasury
Subsidiaries

In the 1Q20, our income before income tax had an increment of 24.6%, reaching Ch$169.1 Bn. In this period, the Retail Banking Segment represented 57.4% of our consolidated income before income tax. It was followed by the Wholesale Banking Segment, which contributed 37.0% to the total amount. Subsidiaries and Treasury represented 7.2% and -1.6%, respectively.

Main factors explaining this performance by segment were, as follows:

- The bottom line of the Retail Banking segment showed an annual increase of Ch$35.1 Bn., from Ch$62.1 Bn. in the 1Q19 to Ch$97.2 Bn. in the 1Q20. This was a consequence of a higher operating revenues by Ch$46.2 Bn., as a result of an expansion in income from loans, higher fees and commissions (mostly coming from insurance brokerage as mentioned earlier), and the positive inflation effect which is partly allocated in this segment. However, this result was partially offset by: (i) an increase of Ch$10.6 Bn. in loan loss provisions, mainly explained by loan growth, and (ii) an expansion of Ch$1.5 Bn. in operating expenses, due to an annual growth in maintenance of branches and ATMs, and higher IT-related expenses.
- The Wholesale Banking segment income before income tax amounted to Ch$62.5 Bn., representing an increment of Ch$8.7 Bn. (+16%) when compared to a year ago. This was a result of higher operating revenues by Ch$36.7 Bn., which was mainly caused by the positive inflation effect allocated to this segment and, to a lesser extent, by higher income from loans and commissions. This YoY improvement was partly counterbalanced by a rise in loan loss provisions by Ch$25.8 Bn. due to higher Ch$ depreciation in the 1Q20 and the net credit quality deterioration of this segment, which began to be affected by the economic slowdown, reflecting the impact of Covid-19 on the economic landscape. Operating expenses also had a slight increase of Ch$2.1 Bn. caused by higher provisions on cross border loans.
- Subsidiaries showed a decrease of Ch$6.6 in pre-tax income from Ch$18.7 in the 1Q19 to Ch$12.1 Bn. in the 1Q20. This change was mainly related to lower financial results of our Stock Brokerage subsidiary, which was negative affected by higher credits spreads, particularly in the trading portfolio. This effect was partly compensated by lower OpEx.
- Lastly, our Treasury segment registered a pre-tax loss of Ch$2.7 Bn. in income before income tax, declining Ch$3.8 Bn. when compared to the 1Q19. This result was mainly influenced by the negative impact of CVA/DVA, from a net loss of Ch$2.2 Bn. in the 1Q19 to a net loss of Ch$14.3 Bn. in the 1Q20. It was partly counterbalanced by higher income from the management of our trading portfolio by Ch$7.8 Bn.

Loan Portfolio



Loans by Segment
(In Billions of Ch$ and %)
9.5%
2.8%
28.186
30.019
30.863
+8.0%
-0.1%
Wholesale
Retail
10.547
10.836
11.698
17.638
19.183
19.164
1Q19
4Q19
1Q20
Retail
Wholesale
38%
62%



Market Share in Loans(1)
17.8%
17.5%
17.4%
17.2%
17.0%
17.2%
17.0%(2)
16.9%
16.9%
16.8%
17.0% (2)
16.8%
16.5% (2)
16.8%
16.6%
16.7%
16.4%
16.3%(2)
16.0%
15.9%
1Q19
2Q19
3Q19
4Q19
1Q20
Total Loans
Consumer Loans
Commercial loans
Mortgage loans

(1) Excluding operations of subsidiaries abroad.

(2) Market share in consumer and total loans are 17.3% and 16.6% in the 4Q19, respectively, when adjusting by the effect of the acquisition of Santander Consumer Chile by Santander. By the same logic, market share in consumer and total loans are 17.3% and 16.4% in the 1Q20, respectively.

We ended up the 1Q20 with a loan book amounting to Ch$30,863 Bn. This figure represents a 9.5% annual increase and a 2.8% QoQ rise when compared to the 4Q19. Amid the pandemic spread, which sparked partial lockdowns in certain cities, most of QoQ loan growth was concentrated in the wholesale banking segment. Instead, mortgage loans remained almost flat QoQ while posting a significant increase in a 12-month period. The evolution of our loan portfolio, particularly on a QoQ basis, was mainly conducted by selective growth among customers with high credit ratings belonging to the segments of large companies and corporations, which increased their demand for financing in order to improve their liquidity in the current context.

As for the effects of Covid-19, the Central Bank has already outlined a new baseline scenario for 2020 by forecasting a GDP contraction in the range of -1.5% to -2.5%. For that reason, the Central Bank, in conjunction with the Government, has put in place a wide array of financial facilities in order to ensure lending from banks to individuals and companies. Accordingly, the pass-through of Covid-19 effects on loan growth is expected to be offset by the Central Bank's measures, particularly among companies.

The Retail Banking segment posted total loans of Ch$19,164 Bn. in the 1Q20, which corresponds to an 8.7% YoY rise.

- Personal banking loans increased 9.2% YoY while remaining almost flat QoQ. The YoY rise was chiefly steered by residential mortgage loans growing 12.1%, demonstrating lagged momentum from the dynamism seen in the 2H19. QoQ, mortgage loans remained almost flat, aligned with a sharp decrease in home sales, which plummeted 50% YoY in the 1Q20, as unveiled by the National Chamber of Construction. These dynamics seem to be an aftermath of the social turmoil occurred in Oct2019, which rattled the consumer confidence. Consumer loans, in turn, posted YoY and QoQ declines of 0.2% and 1.7% respectively. This lending product was firstly battered by the effects of the social unrest and, subsequently, by reduced household spending, as evidenced by a 17% YoY drop in retail commerce sales in the 1Q20, in the context of Covid-19.
- SME loans recorded a 6.6% annual increase while decreasing 1.4% QoQ. The commercial activity of many SMEs was rattled in the quarter by partial mobility restrictions for individuals and commerce. Looking ahead, demand for loans from SMEs is expected to boost as a result of a special governmental program of collateral funds for these companies, which aims to promote borrowing from banks during the Covid-19 emergency.

The Wholesale Banking segment grew significantly 8.0% QoQ and 10.9% YoY. Underlying reasons for these expansions were:

- Loan growth of 12.6% YoY and 7.6% QoQ in the middle market area. This expansion owed to an increase in commercial credits amounting to 13.6% YoY and a sharp rise of 23.4% in trade finance loans. Whereas commercial credits grew as a result higher demand for financing in a scenario of low interest rates, trade finance loans increased partly as a result of the sharp depreciation of the Ch$.
- The corporate area also contributed to the dynamism portrayed by the wholesale segment. In a similar fashion than the middle market unit, this area managed to grow 10.3% YoY and an impressive 8.1% QoQ. Most of the lending activity was concentrated in commercial credits that increased 8.6% in a 12-month period, as a result of a high demand for loans particularly during the month of March, following the first phases of the Covid-19 outbreak, which led corporations to increase their demand for financing by taking advantage of their strong fundamentals. To a lesser extent, given the same FX influence, trade finance loans increased 20.8% YoY.

Funding & Capital

Demand Deposits to Loans Ratio

(As of Mar31, 2020)



38%
32%
27%
16%
20%
28%
Itaú

(1) Figures do not include operations of subsidiaries abroad.

Capital Adequacy Ratios: Market Positioning

(As of Dec31, 2019)



Itaú
14.14%
7.94%
12.86%
6.96%
11.99%
7.34%
13.14%
9.57%
10.86%
5.86%
12.84%
7.13%
BIS Ratio
Leverage Ratio

BCH Capital Adequacy Ratios



(122)bp
(56)bp
(44)bp
(6)bp
9.2%
7.9%
8.2%
7.6%
11.0%
10.6%
13.7%
13.7%
Mar-19
Mar-20
Shareholders Equity
Tier I (Basic Capital)
Tier I (Basic Capital)
(BIS Ratio) Total Capital
Assets
Assets
RWA
RWA

Funding Structure

During 1Q20, we have continued to be one of the financial institutions with the best funding structure in Chile. We believe this is a consequence of the following factors:

- A remarkable YoY increase of Ch$2,270 Bn. in DDAs balances, growing from Ch$9,600 Bn. in the 1Q19 to Ch$11,870 Bn. in the 1Q20, which provides us with a truly stable source of funding. This is reflected, for instance, by a demand deposits-to-loans ratio of 38% in the 1Q20, which improved from 34% in the 1Q19 while being the highest within the local industry. The 23.6% YoY advance in DDA balances was supported by our strong brand name and superior credit risk rating in the prevailing context of high uncertainty.
- Based on the above, we posted a market share of 22.6% in DDAs balances within the industry (excluding operations of subsidiaries abroad), and, more importantly, as of March 31, 2020, we held a market share of 26.7% current accounts balances held by the retail banking segment, ranking first within the Chilean banking industry. This figure was certainly supported by roughly ~23,700 new current account holders during the quarter.
- As of Mar31, 86% of our funding comes from retail and non-financial lenders, mainly through DDAs or TDs. This allowed us to diversify our source of funding, which remains as one of our most important competitive advantages.

As for long term debt, we carried out debt placements in both local and overseas markets. In the 1Q20, we placed two UF-denominated senior bonds that amounted to Ch$217 Bn., with tenors ranging from seven and eight years. In the other hand, we also issued a long-term AUD-denominated bond in Australia by Ch$37 Bn. with a 15-year maturity.

Capital Adequacy

As of March 31, 2020, our equity totaled Ch$3,551 Bn., denoting an advance of Ch$250 Bn. when compared to 2019. This 7.6% YoY increase was explained by the following factors:

- An expansion of Ch$242 Bn. in retained earnings when compared to the 1Q19, explained by the retention of both the inflation effect on equity and a 30% of net distributable earnings obtained in 2019.
- Positive impact of year-to-date earnings (net of provision for minimum dividends) by Ch$35 Bn. when compared to the figures posted a year ago.

These effects were partly offset by a YoY contraction in other equity accounts by Ch$30 Bn. This figure was mainly a result of: (i) a higher loss of Ch$27 Bn. in derivatives held for cash flow hedge accounting as a result of lower interest rates seen during last months, particularly in UF, and (ii) a negative incremental impact of Ch$4 Bn. YoY in marking-to-market on our AFS portfolio due a sharp increase in credit spreads in the 1Q20 when compared to the 1Q19 due to Covid-19.

All in all, considering our equity expansion but also the solid YoY loan growth, our Tier I Ratio (on RWA) decreased 44 bps. in the 1Q20 when compared to the 1Q19. However, our BIS Ratio remained at 13.7% thanks to the issuance of subordinated bonds during the 3Q19 that increased our Tier2 capital on a YoY basis.

Based on the above, our capital adequacy indicators remained above the regulatory thresholds and certainly higher than all of our main peers within the industry.

Consolidated Statement of Income

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

	Quarters				% Change		Year Ended			% Change
	1Q19 MCh$	4Q19 MCh$	1Q20 MCh$	1Q20 MUS$	1Q20/1Q19	1Q20/4Q19	Mar-19 MCh$	Mar-20 MCh$	Mar-20 MUS$	Mar-20/Mar-19
Interest revenue and expense										
Interest revenue	430,654	570,243	554,274	649.2	28.7 %	(2.8) %	430,654	554,274	649.2	28.7 %
Interest expense	(129,684)	(204,961)	(204,577)	(239.6)	57.8 %	(0.2) %	(129,684)	(204,577)	(239.6)	57.8 %
Net interest income	**300,970**	**365,282**	**349,697**	**409.6**	**16.2 %**	**(4.3) %**	**300,970**	**349,697**	**409.6**	**16.2 %**
Fees and commissions										
Income from fees and commissions	134,223	154,257	161,671	189.4	20.4 %	4.8 %	134,223	161,671	189.4	20.4 %
Expenses from fees and commissions	(30,813)	(35,201)	(36,200)	(42.4)	17.5 %	2.8 %	(30,813)	(36,200)	(42.4)	17.5 %
Net fees and commissions income	**103,410**	**119,056**	**125,471**	**147.0**	**21.3 %**	**5.4 %**	**103,410**	**125,471**	**147.0**	**21.3 %**
Net Financial Operating Income	**8,566**	**24,930**	**9,154**	**10.7**	**6.9 %**	**(63.3) %**	**8,566**	**9,154**	**10.7**	**6.9 %**
Foreign exchange transactions, net	**16,117**	**12,324**	**19,380**	**22.7**	**20.2 %**	**57.3 %**	**16,117**	**19,380**	**22.7**	**20.2 %**
Other operating income	**15,533**	**8,103**	**9,391**	**11.0**	**(39.5) %**	**15.9 %**	**15,533**	**9,391**	**11.0**	**(39.5) %**
Total Operating Revenues	**444,596**	**529,695**	**513,093**	**601.0**	**15.4 %**	**(3.1) %**	**444,596**	**513,093**	**601.0**	**15.4 %**
Provisions for loan losses	(89,156)	(101,467)	(125,560)	(147.1)	**40.8 %**	**23.7 %**	(89,156)	(125,560)	(147.1)	**40.8 %**
Operating revenues, net of provisions for loan losses	**355,440**	**428,228**	**387,533**	**453.9**	**9.0 %**	**(9.5) %**	**355,440**	**387,533**	**453.9**	**9.0 %**
Operating expenses										
Personnel expenses	(113,555)	(131,463)	(107,043)	(125.4)	(5.7) %	(18.6) %	(113,555)	(107,043)	(125.4)	(5.7) %
Administrative expenses	(78,994)	(81,474)	(82,688)	(96.8)	4.7 %	1.5 %	(78,994)	(82,688)	(96.8)	4.7 %
Depreciation and amortization	(17,203)	(18,657)	(18,469)	(21.6)	7.4 %	(1.0) %	(17,203)	(18,469)	(21.6)	7.4 %
Impairments	(6)	(1,532)	-	-	(100.0) %	(100.0) %	(6)	-	-	(100.0) %
Other operating expenses	(11,066)	(3,575)	(12,093)	(14.2)	9.3 %	238.3 %	(11,066)	(12,093)	(14.2)	9.3 %
Total operating expenses	**(220,824)**	**(236,701)**	**(220,293)**	**(258.0)**	**(0.2) %**	**(6.9) %**	**(220,824)**	**(220,293)**	**(258.0)**	**(0.2) %**
Net operating income	**134,616**	**191,527**	**167,240**	**195.9**	**24.2 %**	**(12.7) %**	**134,616**	**167,240**	**195.9**	**24.2 %**
Income attributable to affiliates	1,110	956	1,895	2.2	70.7 %	98.2 %	1,110	1,895	2.2	70.7 %
Income before income tax	**135,726**	**192,483**	**169,135**	**198.1**	**24.6 %**	**(12.1) %**	**135,726**	**169,135**	**198.1**	**24.6 %**
Income tax	(34,189)	(45,337)	(32,253)	(37.8)	**(5.7) %**	**(28.9) %**	(34,189)	(32,253)	(37.8)	**(5.7) %**
Net Income for the period	**101,537**	**147,146**	**136,882**	**160.3**	**34.8 %**	**(7.0) %**	**101,537**	**136,882**	**160.3**	**34.8 %**
Non-Controlling interest	-	1	-	-	-	**(100.0) %**	-	-	-	-
Net Income attributable to bank's owners	**101,537**	**147,145**	**136,882**	**160.3**	**34.8 %**	**(7.0) %**	**101,537**	**136,882**	**160.3**	**34.8 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 853.8 per US$1.00 as of March 31, 2020. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Selected Financial Information

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

ASSETS	Mar-19 MCh$	Dec-19 MCh$	Mar-20 MCh$	Mar-20 MUS$	% Change Mar-20/Mar-19	% Change Mar-20/Dec-19
Cash and due from banks	993,892	2,392,166	2,780,469	3,256.6	179.8 %	16.2 %
Transactions in the course of collection	824,271	584,672	520,711	609.9	(36.8) %	(10.9) %
Financial Assets held-for-trading	1,913,981	1,872,355	1,690,563	1,980.1	(11.7) %	(9.7) %
Receivables from repurchase agreements and security borrowings	90,259	142,329	55,441	64.9	(38.6) %	(61.0) %
Derivate instruments	1,168,896	2,786,215	4,757,187	5,571.9	307.0 %	70.7 %
Loans and advances to Banks	914,911	1,139,433	1,342,754	1,572.7	46.8 %	17.8 %
Loans to customers, net						
Commercial loans	15,492,228	16,284,109	17,212,512	20,160.1	11.1 %	5.7 %
Residential mortgage loans	8,224,726	9,203,061	9,208,870	10,786.0	12.0 %	0.1 %
Consumer loans	4,468,810	4,532,300	4,441,453	5,202.0	(0.6) %	(2.0) %
Loans to customers	**28,185,764**	**30,019,470**	**30,862,835**	**36,148.0**	**9.5 %**	**2.8 %**
Allowances for loan losses	(629,474)	(685,418)	(705,866)	(826.7)	12.1 %	3.0 %
Total loans to customers, net	**27,556,290**	**29,334,052**	**30,156,969**	**35,321.3**	**9.4 %**	**2.8 %**
Financial Assets Available-for-Sale	1,312,347	1,357,846	1,632,229	1,911.8	24.4 %	20.2 %
Financial Assets Held-to-maturity	-	-	-	-	-	-
Investments in other companies	45,714	50,758	52,647	61.7	15.2 %	3.7 %
Intangible assets	53,025	58,307	58,763	68.8	10.8 %	0.8 %
Property and Equipment	220,372	220,262	225,135	263.7	2.2 %	2.2 %
Leased assets	155,502	150,665	145,728	170.7	(6.3) %	(3.3) %
Current tax assets	524	357	1,567	1.8	199.0 %	338.9 %
Deferred tax assets	276,563	320,948	316,599	370.8	14.5 %	(1.4) %
Other assets	565,812	862,968	1,059,936	1,241.5	87.3 %	22.8 %
Total Assets	**36,092,359**	**41,273,333**	**44,796,698**	**52,468.1**	**24.1 %**	**8.5 %**

LIABILITIES & EQUITY	Mar-19 MCh$	Dec-19 MCh$	Mar-20 MCh$	Mar-20 MUS$	% Change Mar-20/Mar-19	% Change Mar-20/Dec-19
Liabilities						
Current accounts and other demand deposits	9,600,304	11,326,133	11,869,854	13,902.6	23.6 %	4.8 %
Transactions in the course of payment	578,260	352,121	482,664	565.3	(16.5) %	37.1 %
Payables from repurchase agreements and security lending	281,042	308,734	345,808	405.0	23.0 %	12.0 %
Saving accounts and time deposits	11,263,020	10,856,618	11,469,658	13,433.8	1.8 %	5.6 %
Derivate instruments	1,259,524	2,818,121	4,721,257	5,529.8	274.8 %	67.5 %
Borrowings from financial institutions	1,375,919	1,563,277	1,703,821	1,995.6	23.8 %	9.0 %
Debt issued	7,405,294	8,813,414	9,224,225	10,803.9	24.6 %	4.7 %
Other financial obligations	110,793	156,229	121,674	142.5	9.8 %	(22.1) %
Lease liabilities	153,896	146,013	141,434	165.7	(8.1) %	(3.1) %
Current tax liabilities	30,670	76,289	66,545	77.9	117.0 %	(12.8) %
Deferred tax liabilities	25	-	242	0.3	868.0 %	-
Provisions	399,679	684,663	419,044	490.8	4.8 %	(38.8) %
Other liabilities	332,983	643,498	679,580	796.0	104.1 %	5.6 %
Total liabilities	**32,791,409**	**37,745,110**	**41,245,806**	**48,309.1**	**25.8 %**	**9.3 %**
Equity of the Bank's owners						
Capital	2,418,833	2,418,833	2,418,833	2,833.1	-	-
Reserves	703,453	703,272	703,331	823.8	-	-
Other comprehensive income	(32,140)	(56,601)	(62,327)	(73.0)	93.9 %	10.1 %
Retained earnings from previous periods	170,188	170,171	412,641	483.3	142.5 %	142.5 %
Income for the period	101,537	593,008	136,882	160.3	34.8 %	(76.9) %
Provisions for minimum dividends	(60,922)	(300,461)	(58,469)	(68.5)	(4.0) %	(80.5) %
Non-Controlling Interest	1	1	1	-	-	-
Total equity	**3,300,950**	**3,528,223**	**3,550,892**	**4,159.0**	**7.6 %**	**0.6 %**
Total Liabilities & Equity	**36,092,359**	**41,273,333**	**44,796,698**	**52,468.1**	**24.1 %**	**8.5 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 853.8 per US$1.00 as of March 31, 2020. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Selected Financial Information

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

Key Performance Ratios	Quarter			Year Ended		
	1Q19	4Q19	1Q20	Mar-19	Dec-19	Mar-20
Earnings per Share (1) (2)						
Net income per Share (Ch$)	1.01	1.46	1.36	1.01	5.87	1.36
Net income per ADS (Ch$)	201.03	291.33	271.01	201.03	1,174.07	271.01
Net income per ADS (US$)	0.30	0.39	0.32	0.30	1.56	0.32
Book value per Share (Ch$)	32.68	34.93	35.15	32.68	34.93	35.15
Shares outstanding (Millions)	101,017	101,017	101,017	101,017	101,017	101,017
Profitability Ratios (3) (4)						
Net Interest Margin	3.79%	4.26%	4.05%	3.79%	4.17%	4.05%
Net Financial Margin	4.10%	4.70%	4.38%	4.10%	4.62%	4.38%
Fees & Comm. / Avg. Interest Earnings Assets	1.30%	1.39%	1.45%	1.30%	1.39%	1.45%
Operating Revs. / Avg. Interest Earnings Assets	5.59%	6.18%	5.94%	5.59%	6.13%	5.94%
Return on Average Total Assets	1.13%	1.43%	1.29%	1.13%	1.57%	1.29%
Return on Average Equity	12.21%	16.94%	16.24%	12.21%	17.49%	16.24%
Capital Ratios						
Equity / Total Assets	9.15%	8.55%	7.93%	9.15%	8.55%	7.93%
Tier I (Basic Capital) / Total Assets	8.17%	7.94%	7.61%	8.17%	7.94%	7.61%
Tier I (Basic Capital) / Risk-Weighted Assets	11.03%	10.92%	10.59%	11.03%	10.92%	10.59%
Total Capital / Risk- Weighted Assets	13.74%	14.14%	13.68%	13.74%	14.14%	13.68%
Credit Quality Ratios						
Total Past Due / Total Loans to Customers	1.18%	1.39%	1.40%	1.18%	1.39%	1.40%
Allowance for Loan Losses / Total Past Due	189.87%	163.67%	163.64%	189.87%	163.67%	163.64%
Impaired Loans / Total Loans to Customers	2.82%	2.95%	2.98%	2.82%	2.95%	2.98%
Loan Loss Allowances / Impaired Loans	79.23%	77.37%	76.87%	79.23%	77.37%	76.87%
Loan Loss Allowances / Total Loans to Customers	2.23%	2.28%	2.29%	2.23%	2.28%	2.29%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.27%	1.37%	1.67%	1.27%	1.21%	1.67%
Operating and Productivity Ratios						
Operating Expenses / Operating Revenues	49.67%	44.69%	42.93%	49.67%	45.22%	42.93%
Operating Expenses / Average Total Assets (3) (4)	2.47%	2.30%	2.08%	2.47%	2.41%	2.08%
Balance Sheet Data (1)(3)						
Avg. Interest Earnings Assets (million Ch$)	31,790,283	34,259,953	34,540,463	31,790,283	32,848,933	34,540,463
Avg. Assets (million Ch$)	35,787,962	41,076,701	42,303,161	35,787,962	37,864,558	42,303,161
Avg. Equity (million Ch$)	3,326,266	3,474,362	3,370,677	3,326,266	3,391,073	3,370,677
Avg. Loans to customers (million Ch$)	27,984,582	29,705,551	29,994,104	27,984,582	28,739,558	29,994,104
Avg. Interest Bearing Liabilities (million Ch$)	20,042,097	21,907,073	22,182,132	20,042,097	20,745,554	22,182,132
Risk-Weighted Assets (Million Ch$)	29,920,435	32,307,336	33,530,830	29,920,435	32,307,336	33,530,830
Additional Data						
Exchange rate (Ch$/US$)	679.72	751.88	853.79	679.72	751.88	853.79
Employees (#)	13,837	13,562	13,295	13,837	13,562	13,295
Branches (#)	389	359	342	389	359	342
Notes						

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 853.8 per US$1.00 as of March 31, 2020. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

Summary of differences between Chile GAAP and IFRS

The most significant differences are as follows:

- Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 "Business Combinations". Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.
- Allowances for loan losses are calculated based on specific guidelines set by the Financial Market Commission based on an expected losses approach. Under IFRS 9 "Financial instruments" allowances for loan losses should be calculated on a discounted basis under the "expected credit loss" model that focuses on the risk that an asset will default rather than whether a loss has actually been incurred or not.
- Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Financial Market Commission. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 "Non-current assets held for sale and Discontinued operations". In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired.
- Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Financial Market Commission. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward - Looking Information

The information contained herein incorporates by reference statements which constitute "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

- changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
- changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
- unexpected developments in certain existing litigation;
- increased costs;
- unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Contacts

Pablo Mejia
Head of Investor Relations
Investor Relations | Banco de Chile
☎ (56-2) 2653.3554
pmejiar@bancochile.cl

Daniel Galarce
Head of Financial Control
Financial Control Area | Banco de Chile
☎ (56-2) 2653.0667
dgalarce@bancochile.cl